[redacted]

13014870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. CONWAY 562/493-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature
ROBERT J. CONWAY
PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
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Section

FEB 28 2013

Washington DC
401

DIVERSIFIED SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

DIVERSIFIED SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEBRUARY 24, 2013 (Date) before me, CHERYL L. NEIFFER, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared ROBERT J. CONWAY (Name(s) of Signer(s)),

CHERYL L. NEIFFER
Commission # 1881819
Notary Public - California
Los Angeles County
My Comm. Expires Mar 6, 2014

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Cheryl L. Neiffer (Signature of Notary Public)

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CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Diversified Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11-15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-15 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25, 2013

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash		$ 393,769
Total cash		393,769
Receivables:		
Other		24,783
Marketable equity securities		37,485
Property and equipment, at cost, less $332,641 of accumulated depreciation		2,000
Other assets		11,304
Total assets		$ 469,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 10,456
Other liabilities		33,094
Due to affiliates		15,982
Total liabilities		59,532
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	343,326	
Accumulated other comprehensive income	13,485	
Total stockholder's equity		409,809
Total liabilities and stockholder's equity		$ 469,341

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Concessions:		
Mutual funds and annuities		$ 8,464
Tax shelters and limited partnerships		53,015
Reimbursements		291,755
Interest		1,221
Other revenues		75,425
Management fees - related party		470,000
Other management fees		492,952
Total revenues		1,392,832
Expenses:		
Commission expense	$ 44,434	
Clerical and administrative employees' expenses	824,247	
Communications	40,957	
Occupancy and equipment costs	282,332	
Promotional costs	7,204	
Regulatory fees, assessments and professional fees	108,174	
Other	47,202	
Total expenses		1,354,550
Income before income taxes		38,282
Income taxes		800
Net income		37,482
Other comprehensive income:		
Unrealized gain on securities	720	
Other comprehensive income		720
Comprehensive income		$ 38,202

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year	$ 21,675	31,323	305,844	12,765	371,607
Net income for the year ended December 31, 2012	-	-	37,482	-	37,482
Other comprehensive income	-	-	-	720	720
Balance, at end of year	$ 21,675	31,323	343,326	13,485	409,809

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income		$ 37,482
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 3,696	
(Increase) decrease in:		
Receivables - other	1,759	
Deposit - Pershing LLC	100,000	
Increase (decrease) in:		
Accounts payable and accrued expenses	(207)	
Due to affiliates	800	
Total adjustments		106,048
Net cash flows provided by operating activities		143,530
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		143,530
Cash, beginning of year		250,239
Cash, end of year		$ 393,769

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears limited partnership transactions with and for its customers. The Company's primary business consists of facilitating limited partnership transfers for its affiliate, DSI Properties, Inc. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 37,485	$ -	$ -	$ 37,485

Marketable equity securities are based on quoted market prices in active markets for identical assets.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which is also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax. Deferred income taxes result primarily from the differences between the statutory 1-1/2% California franchise tax and the minimum tax and the use of the accelerated cost recovery system for depreciating assets for California tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The marketable equity securities, which had an original cost of $24,000, had an aggregate fair value of $37,485 at December 31, 2012. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $13,485.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 199,874
Leasehold improvements	134,767
	334,641
Less accumulated depreciation	(332,641)
Net property and equipment	$ 2,000

(4) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $470,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2012, and is shown as "Management fees - related party" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable(payable) balance:

DSI Financial, Inc.	$ (934)
DSI Properties, Inc.	(15,048)
	$ (15,982)

(5) INCOME TAXES

Income taxes consist of the following:

Current	$ 800
Deferred	-
	$ 800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2012.

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	-	-	-
	$ 800	$ 800	$ 800	$ 2,400

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2009 and forward remain open for examination by federal and state taxing authorities.

(6) COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach and Santa Ana, California. The lease agreements expire in various years through 2013.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2012, are approximately as follows:

Year Ended December 31,	Amount
2013	138,356
Total minimum future rental payments	$ 138,356

The Company entered into a month-to-month lease for its offices in Visalia, California. The monthly rent is $2,992.

Rent expense for the year was $150,304.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $352,349 at December 31, 2012. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012, the net capital ratio was .1628 to 1 and net capital was $365,951 which exceeded the required minimum capital by $115,951.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total ownership equity		$ 409,809
Less non-allowable assets:		
Petty cash	$ (100)	
Other receivable	(24,783)	
Property and equipment, net	(2,000)	
Other assets - deposits	(11,304)	
		(38,187)
Net capital before haircut		371,622
Haircut:		
Marketable equity securities (15% of $37,485)	(5,623)	
Undue concentration	(48)	
		(5,671)
Net capital		$ 365,951

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,969
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 115,951

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 59,532
Total aggregate indebtedness	$ 59,532
Ratio of aggregate indebtedness to net capital	.1628 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2012

Net capital as reported in unaudited Focus Report Part IIA		$ 366,763
Adjustments:		
Undue concentration on marketable equity securities	$ (12)	
Income taxes - current	(800)	
		(812)
Net capital as reported in audited financial statements		$ 365,951

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. Collectively, the differences are not material. As such, the Company is in compliance with the minimum net capital requirement.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

DIVERSIFIED SECURITIES, INC.
SCHEDULE OF CUSTOMER SEGREGATED FUNDS

DECEMBER 31, 2012

Not Applicable - The Company does not hold customer segregated funds.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Diversified Securities, Inc.

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25, 2013

DIVERSIFIED SECURITIES, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

DIVERSIFIED SECURITIES, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Diversified Securities, Inc.
Long Beach, CA 90803

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Diversified Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Securities, Inc.'s management is responsible for the Diversified Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012676 FINRA DEC
DIVERSIFIED SECURITIES INC 19*19
PO BOX 357
LONG BEACH CA 90801-0357

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LOUISA GAC
562-493-8881

2. A. General Assessment (item 2e from page 2) $ 912.20

B. Less payment made with SIPC-6 filed (**exclude interest**) (65.68)
7-31-12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 846.52

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 846.52

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 846.52

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIVERSIFIED SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 27th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,392,832
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MANAGEMENT & ADMIN INCOME & REIMBURSEMENTS FROM AFFILIATES. (Deductions in excess of $100,000 require documentation)	1,027,952
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,027,952
2d. SIPC Net Operating Revenues	$ 364,880
2e. General Assessment @ .0025	$ 912.20

(to page 1, line 2.A.)